[Faegre & Benson LLP Letterhead]

December 23, 2009

United States Securities and Exchange Commission	Via Edgar
100 F Street, NE, Mail Stop 4631
Washington, DC 20549-3628
Attn:	John Reynolds
Assistant Director
Division of Corporation Finance

Re:	Birner Dental Management Services, Inc.
Form 10-K
Filed March 30, 2009
File No. 000-23367
Schedule 14A
Filed April 24, 2009
Supplemental Response Letter
Dated November 17, 2009

Ladies and Gentlemen:

Reference is made to the letter dated December 10, 2009 (the “Comment Letter”) to Frederic W.J. Birner, Chief Executive Officer of Birner Dental Management Services, Inc. (the “Company”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the fiscal year ended December 31, 2008, the Definitive Proxy Statement on Schedule 14A and our Supplemental Response Letter dated November 17, 2009, referenced above.

On behalf of our client, Birner Dental Management Services, Inc., we hereby submit this letter to confirm the extension of the deadline for the Company’s response to the Comment Letter discussed via telephone conference with Jay Williamson of the Commission on December 22, 2009.  The Company will provide a response to the Comment Letter by January 15, 2009.

Please contact me by telephone at (303) 607-3603 if you have any questions or concerns.  Thank you for your time and consideration.

Very truly yours,

/s/ Ned A. Prusse
Ned A. Prusse